October 20, 2023

VIA EDGAR

Attention:	Lily Dang

Robert Babula

Sandra Wall

John Hodgins

Michael Purcell

Karina Dorin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Mach Natural Resources LP (the “Company”)

Registration Statement on Form S-1

File No. 333-274662

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common units representing limited partner interests in the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), requesting effectiveness for 3:00 p.m., Washington, D.C. time, on October 24, 2023, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 16, 2023, through the date hereof:

Preliminary Prospectus dated October 16, 2023:

Approximately 2,500 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

RAYMOND JAMES & ASSOCIATES, INC.

As representatives of the several underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Justin P. Bowman
Name:	Justin P. Bowman
Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
Name:	Justin Roman
Title:	Managing Director